Exhibit 99.1

SciSparc Advances the Acquisition Process of a Leading Vehicle Importer Company in Israel with the provision of a Bridge Loan of $1.4 million

TEL AVIV, Israel, Jan. 19, 2024 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, announced today that it entered, as lender, into a bridge loan agreement (the “Agreement) with a leading vehicle importer company in Israel, as borrower (the “Target Company”), pursuant to which the Target Company received a bridge loan (the “Bridge Loan”) in the amount of $1.4 million, further to the previously-announced non-binding letter of intent (the “LOI”) for the Company to acquire the Target Company (the “Acquisition”).

With this Bridge Loan, SciSparc continues to proceed towards the Acquisition, pursuant to the LOI and the additional negotiated terms between the Company and the Target Company, announced on November 22 and December 7, 2023, respectively. As previously announced on December 7, 2023, the Company intends to acquire 100% of the Target Company and will establish a new wholly-owned Israeli subsidiary, which would in turn merge with and into the Target Company. Following the Acquisition closing (the “Closing”), it is contemplated that shareholders of the Company will hold approximately 50.01% of the share capital of the resulting combined company.

The Agreement, signed on January 16, 2024, states that the principal amount of the Bridge Loan will bear interest at a rate of 7% per annum (or 9% per annum if the Acquisition is not consummated prior to the repayment date), compounded annually. The Bridge Loan amount, together with any accrued interest (the “Owed Amount”), may be repaid in part or in whole at the discretion of the Target Company prior to the repayment date. The repayment of the Owed Amount will be due at the earlier date of: (a) the Closing, in which the Owed Amount shall be deemed a part of, and set-off against, the financing amount the Company will provide the Target Company with upon Closing, which is expected to be $4,250,000; or (b) if the definitive agreement for the Acquisition is terminated in accordance with its terms, within three months from such termination date; or (c) July 15, 2024.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds oil-based products on Amazon Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses its proceeding towards the Acquisition pursuant to the LOI, the execution of binding definitive agreements with respect to the Acquisition, the anticipated completion of the Acquisition, and the terms of repayment of the Bridge Loan. The Company may not enter into a definitive agreement for the Acquisition or complete the Acquisition. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on May 1, 2023, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055